SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Clarification about 4Q11 Results

Rio de Janeiro, February 16th, 2012 – Petróleo Brasileiro S.A. – Petrobras clarifies about the news issued by the Brazilian press about the webcast for investor and analysts concerning the 2011 fourth quarter results (4Q11).

Regarding the 2012 output, the Company clarifies that the production target for the year was not disclosed yet. The information disclosed refers to the “average contribution”, in the 2012 curve, of the platforms that started producing in 2010/11 and those that are scheduled to start producing in 2012. The estimated average output of these platforms (P-57, Lula Pilot, P-56, Tiro-Sidon and Baleia Azul Pilot) in 2012 is 336,000 barrels per day (bpd), which represents an increase of 211,000 as compared with their output in 2011.

The average contribution of these units is not compared with the information disclosed during the presentation of the 2011 third quarter results (3Q11), when it was presented the total capacity of the units scheduled to start up in 2012.

Long-term oil price forecast (after 2015) was revised down from US$ 80/barrel to US$ 75/barrel, as disclosed in the webcast. The revision is made from time to time and may impact the assets value as a result of the change in the cash flow generation.

The Company states that its price policy is designed to make gasoline and diesel prices consistent with long-term trends in international prices, without transferring volatility to the domestic market.

Concerning the divestment policy, the 2011-2015 Business Plan includes the divestment amount of US$ 13.6 billion as a source of financing for capex. The Company is currently assessing different assets to be considered in this program, including opportunities of Exploration & Production in Brazil and overseas and opportunities for overseas refining.

Concerning the financial statements of 2011, released to the market on February 9th, 2012, data adjustments needed to be made to explanatory note no. 25, relating the Expenses by Nature and Statement of Added Value, in view that part of the expenses allocated in the services item should have been included in the item acquired raw materials/products. After the correction, the Company resubmitted the financial statements on February 14th, 2012.

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

These changes did not cause any change neither in the total amounts presented in the explanatory note nº 25 not in the income statement, statement of financial position, cash flow statements and other explanatory notes.

Lastly, the Company’s states that the first COMPERJ refining stage is slated to go into production in September 2014. The new date stems from the fact that more time was needed to contract utilities. The first refining stage at Refinaria do Nordeste (RNEST) is slated to go into production in June 2013 and the second stage is slated for January 2014. These changes were due to above-average rainfall and shutdowns (strikes) by contractors.

www.petrobras.com.br/ri

    Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários), e Seção 21E da lei de Negociação de Valores Mobiliários de 1934, conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.